FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 15, 2011, announcing Registrant’s financial results for the third quarter ended September 30, 2011.

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statement File Numbers  333-174142 and 333-160683 and Form S-8 Registration Statements File Numbers 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated: November 15, 2011	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat Announces Third Quarter 2011 Results

Petah Tikva, Israel – November 15, 2011 – Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the quarter ending September 30, 2011.

Year-over-year Key Highlights (comparable quarter):

•	Quarterly revenues of $83.9 million, up 45%
•	Gross margin (non-GAAP) up from 35% to 37%
•	Operating income (non-GAAP) up from $1.0 million to $4.3 million
•	EBITDA of $8.1 million, up from EBITDA of $4.4 million

Revenues for the third quarter of 2011 were $83.9 million, compared to $58.0 million in the third quarter of 2010, up 45%. Operating income for the third quarter of 2011 was $1.9 million compared to an operating loss of $0.7 million in the third quarter of 2010. Net income for the third quarter of 2011 was $4.3 million, or $0.1 per diluted share, compared to a net income of $36.2 million, or $0.86 per diluted share, in the comparable period in 2010. It should be noted that the net income for the third quarter of 2011 and 2010 include one-time income from the sale of an investment and settlement agreement in the amount of $4.4 million and $37.3 million, respectively.

On a non-GAAP basis, operating income for the period was $4.3 million compared to an operating income of $1.0 million in the third quarter of 2010. Non-GAAP net income for the period was $2.3 million or $0.05 per diluted share, compared to a net income of $0.6 million, or $0.01 per diluted share, in the comparable period in 2010.

Gross margins for the third quarter of 2011 were 35% compared to 34% in the comparable period in 2010. On a non-GAAP basis, gross margins in the reported quarter were 37%, compared with 35% for the third quarter of 2010. EBITDA for the third quarter reached $8.1 million compared with $4.4 million in the third quarter last year.

Revenues for the nine months period ended September 30, 2011 were $245.6 million compared to $166.9 million in the comparable period of 2010. Net income for the nine months period in 2011 was $5.7 million, or $0.14 per diluted share, compared to a net income of $35.5 million, or $0.85 per diluted share, in the same period of 2010. It should be noted that the net income for the nine months ended September 30, 2011 and 2010 include one-time income mainly from the sale of an investment and settlement agreement in the amount of $4.4 million and $37.3 million, respectively.

On a non-GAAP basis, operating income for the nine months period ended September 30, 2011 was $10.9 million compared to an operating income of $0.8 million in the comparable period of 2010. Non-GAAP net income for the period was $7.5 million or $0.17 per diluted share, compared to a net income of $1.1 million, or $0.03 per diluted share, in the comparable period in 2010.

“In the third quarter, we saw a year-over-year improvement across all financial parameters as we increased our revenues, gross margin, EBITDA and operating income.  We maintained strong performance in our bookings this quarter, with several significant contract wins from new as well as existing customers,” said Amiram Levinberg, Gilat’s Chief Executive Officer and Chairman of the Board. “Specifically of note is the progress we have made in our strategy to become a strong contender in the Ka-band arena, securing another major Ka-band win, this time in Russia with Rostelecom's RTComm and local government agency NIIR.”

On November 14, 2011 Gilat announced that it has entered into a strategic alliance with Russian-based service provider RTComm, the satellite service arm of Rostelecom Group, Russia’s national telecommunications operator, and with NIIR FSUE, an institute for technology advancement of the Ministry for Telecommunications and Mass Communications of the Russian Federation.

As part of these agreements, Gilat will supply network equipment and Ka-band end-user terminals for RTComm’s future constellation of multi spot-beam satellites. The cooperation between the parties includes the use of technology required for local manufacture in Russia.

Resources:
Third Quarter 2011 Financial Statements

Key Recent Announcements:

-
October 2011 - Gilat announced that its Board of Directors has appointed Erez Antebi as Chief Executive Officer of the Company, effective January 1, 2012. Amiram Levinberg, Gilat’s current CEO and Chairman of the Board intends to continue to serve as Chairman of the Board. Read

-
October 2011 - Gilat announced that its wholly owned subsidiary, Spacenet Inc., was selected by Cumberland Farms Inc. to upgrade and manage its communications infrastructure for over 600 stores across 11 states. Read

-
September 2011 – Gilat announced that its wholly owned subsidiary, Spacenet Inc., was selected to continue its provision of VSAT network services to a major retailer with thousands of locations in the U.S. The extension brings the contract value to $27 million. Read

-
September 2011 - Gilat announced that it has signed an agreement with a leading Latin American government agency for the delivery of over 1,800 SkyEdge II VSATs to facilitate broadband Internet connectivity in schools. Read

-
September 2011 - Gilat announced that it has signed an agreement for the delivery of its SkyAbis cellular backhaul solution, based on the SkyEdge II platform, to a leading South East Asian mobile network operator. Read

-	August 2011 - Gilat announced that it has been selected to provide a multi-million dollar SkyEdge™ II broadband network and services for security communications in Latin America. Read

-
August 2011 - Gilat announced that it has signed an agreement for the delivery of network equipment and Ka-band end-user terminals for SES satellite-based Internet service ASTRA2Connect. The project, including deals with SES and nominees, can reach a value of up to $70 million over the next five years. Read

-
July 2011 - Gilat was selected by Russian Yakutia Ministry of Finance to provide a full turnkey SkyEdge II broadband satellite network to serve new Ministry of Finance locations across Sakha (Yakutia) Republic, one of Russia's largest Federal Districts. Read

-
July 2011 - Gilat announced that it has been selected by Synterra, Russia's national communications carrier, to provide satellite communications equipment for the extension of a broadband network throughout Siberia and the Russian Far East. Read

Conference Call and Webcast Details:
Gilat management will host a conference call today at 14:30 GMT / 09:30 EST / 16:30 Israel Local Time to discuss the results. International participants are invited to access the call at (972) 3-918-0644, and US-based participants are invited to access the call by dialing (888) 281-1167.

The results presentation may be accessed prior to the conference call via Webcast through the Company's website at www.gilat.com.

A replay of the conference call will be available beginning at approximately 17:00 GMT/12:00 EST today, until 17:00 GMT/12:00 EST November 17, 2011.  International participants are invited to access the replay at (972) 3-925-5921, and US-based participants are invited to access the replay by dialing (888) 782-4291. A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:

(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat's EBITDA before the impact of non-cash share-based payment charges, depreciation and amortization and other costs related to acquisition transactions. Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non cash stock option expenses as per SFAS 123(R) and other costs related to acquisition transactions ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income and EBIDTA is presented in the attached summary financial statements.

About Gilat Satellite Networks Ltd.:
Gilat is a leading provider of products and professional services for satellite-based broadband communication networks worldwide. Gilat was founded in 1987 and has shipped over one million VSATs (Very Small Aperture Terminals) to more than 85 countries across six continents. Gilat's headquarters are located in Petah Tikva, Israel, and the Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for communications-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands, and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Contact:
Rob Fink, KCSA
Rfink@kcsa.com
1 (212) 896 1206

Chi-Chi Millaway,KCSA
Cmillaway@kcsa.com
1 (212) 896 1269

Media Contact:
Karen Mazor
Gilat Satellite Networks
karenm@gilat.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	September 30,	December 31,
	2011	2010
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	44,495	57,238
Short-term restricted cash	4,215	3,839
Restricted cash held by trustees	2,613	1,004
Trade receivables, net	55,336	51,994
Inventories	31,788	29,612
Other current assets	25,705	22,973
Total current assets	164,152	166,660

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	2,077	4,583
Severance pay fund	10,147	10,572
Long-term trade receivables, receivables in respect of capital
leases and other receivables	20,984	6,538
Total long-term investments and receivables	33,208	21,693

PROPERTY AND EQUIPMENT, NET	100,247	103,490

INTANGIBLE ASSETS, NET	52,105	57,453

GOODWILL	107,536	106,082

TOTAL ASSETS	457,248	455,378

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	September 30,	December 31,
	2011	2010
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	2,771	2,129
Current maturities of long-term loans and convertible notes	5,194	2,186
Trade payables	21,566	18,267
Accrued expenses	24,746	24,591
Short-term advances from customer, held by trustees	2,613	1,004
Other current liabilities	34,021	39,675

Total current liabilities	90,911	87,852

LONG-TERM LIABILITIES:
Accrued severance pay	9,891	10,579
Long-term loans, net	40,759	45,202
Accrued interest related to restructured debt	288	575
Convertible subordinated notes	14,374	14,379
Other long-term liabilities	30,137	32,678

Total long-term liabilities	95,449	103,413

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,875	1,855
Additional paid in capital	866,625	865,080
Accumulated other comprehensive income	304	774
Accumulated deficit	(597,916)	(603,596)

Total equity	270,888	264,113

TOTAL LIABILITIES AND EQUITY	457,248	455,378

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Three months ended			Three months ended
		30 September 2011			30 September 2010
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	83,862	-	83,862	58,023	-	58,023
Cost of revenues	54,376	(1,731)	52,645	38,073	(293)	37,780
Gross profit	29,486	1,731	31,217	19,950	293	20,243
	35%		37%	34%		35%
Research and development expenses:
Expenses incurred	8,387	(61)	8,326	5,380	(46)	5,334
Less - grants	1,005	-	1,005	886	-	886
	7,382	(61)	7,321	4,494	(46)	4,448
Selling, marketing, general and administrative expenses	20,183	(572)	19,611	15,375	(535)	14,840
Costs related to acquisition transactions	-	-	-	759	(759)	-
Operating income (loss)	1,921	2,364	4,285	(678)	1,633	955
Financial expenses, net	(1,081)	-	(1,081)	(324)	-	(324)
Other income	4,385	(4,385)	-	37,285	(37,285)	-
Income before taxes on income	5,225	(2,021)	3,204	36,283	(35,652)	631
Taxes on income	924	-	924	74	-	74
Net income	4,301	(2,021)	2,280	36,209	(35,652)	557

Basic net earnings per share	0.10		0.06	0.89		0.01
Diluted net earnings per share	0.10		0.05	0.86		0.01

Weighted average number of shares used in
computing net earnings per share
Basic	40,990		40,990	40,517		40,517
Diluted	41,949		42,832	41,991		42,879

(1)
Adjustments reflect the effect of non-cash stock options expenses as per SFAS123R, costs related to acquisition transactions, amortization of intangible assets related to acquisition transactions and other income.

	Three months ended	Three months ended
	30 September 2011	30 September 2010
Non-cash stock-based compensation expenses:
Cost of Revenues	72	70
Research and development	61	46
Selling, general, marketing and administrative	345	444
	478	560

Amortization of intangible assets related to acquisition transactions:
Cost of Revenues	1,659	223
Selling, general, marketing and administrative	227	91
	1,886	314

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Nine months ended			Nine months ended
		30 September 2011			30 September 2010
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	245,597	-	245,597	166,926	-	166,926
Cost of revenues	157,631	(5,717)	151,914	110,486	(427)	110,059
Gross profit	87,966	5,717	93,683	56,440	427	56,867
	36%		38%	34%		34%
Research and development expenses:
Expenses incurred	26,113	(174)	25,939	14,852	(124)	14,728
Less - grants	2,740	-	2,740	2,371	-	2,371
	23,373	(174)	23,199	12,481	(124)	12,357
Selling, marketing, general and administrative expenses	61,482	(1,849)	59,633	44,760	(1,057)	43,703
Costs related to acquisition transactions	256	(256)	-	1,230	(1,230)	-
Operating income (loss)	2,855	7,996	10,851	(2,031)	2,838	807
Financial expenses, net	(1,818)	-	(1,818)	(314)	-	(314)
Other income	6,211	(6,211)	-	37,285	(37,285)	-
Income before taxes on income	7,248	1,785	9,033	34,940	(34,447)	493
Taxes on income (tax benefit)	1,568	-	1,568	(578)	-	(578)
Net income	5,680	1,785	7,465	35,518	(34,447)	1,071

Basic net earnings per share	0.14		0.18	0.88		0.03
Diluted net earnings per share	0.14		0.17	0.85		0.03

Weighted average number of shares used in
computing net earnings per share
Basic	40,868		40,868	40,410		40,410
Diluted	42,059		42,925	41,967		42,760

(1)
Adjustments reflect the effect of non-cash stock options expenses as per SFAS123R, costs related to acquisition transactions, amortization of intangible assets related to acquisition transactions and other income.

	Nine months ended	Nine months ended
	30 September 2011	30 September 2010
Non-cash stock-based compensation expenses:
Cost of Revenues	226	204
Research and development	174	124
Selling, general, marketing and administrative	1,134	966
	1,534	1,294

Amortization of intangible assets related to acquisition transactions:
Cost of Revenues	5,491	223
Selling, general, marketing and administrative	715	91
	6,206	314

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Nine months ended September 30,		Three months ended September 30,
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	245,597	166,926	83,862	58,023
Cost of revenues	157,631	110,486	54,376	38,073
Gross profit	87,966	56,440	29,486	19,950
Research and development expenses:
Expenses incurred	26,113	14,852	8,387	5,380
Less - grants	2,740	2,371	1,005	886
	23,373	12,481	7,382	4,494
Selling, marketing, general and administrative expenses	61,482	44,760	20,183	15,375
Costs related to acquisition transactions	256	1,230	-	759
Operating income (loss)	2,855	(2,031)	1,921	(678)
Financial expenses, net	(1,818)	(314)	(1,081)	(324)
Other income	6,211	37,285	4,385	37,285
Income before taxes on income	7,248	34,940	5,225	36,283
Taxes on income (tax benefit)	1,568	(578)	924	74
Net income	5,680	35,518	4,301	36,209

Basic net earnings per share	0.14	0.88	0.10	0.89
Diluted net earnings per share	0.14	0.85	0.10	0.86

Weighted average number of shares used in
computing net earnings per share
Basic	40,868	40,410	40,990	40,517
Diluted	42,059	41,967	41,949	41,991

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:
Net income	5,680	35,518	4,301	36,209
Adjustments required to reconcile net income
to net cash used in operating activities:
Depreciation and amortization	18,051	9,939	5,682	3,721
Gain from the sale of an investment accounted for at cost	-	(24,314)	-	(24,314)
Stock-based compensation related to employees	1,534	1,294	478	560
Accrued severance pay, net	(264)	(133)	(71)	(374)
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	231	(396)	259	(415)
Accrued interest and exchange rate differences on
marketable securities and short term bank deposits, net	-	(226)	-	(336)
Exchange rate differences on long-term loans	150	(308)	(372)	607
Exchange rate differences on loans to employees	(3)	-	(3)	(1)
Capital loss from disposal of property and equipment	118	270	49	25
Deferred income taxes	1,161	(4)	791	(10)
Increase in trade receivables, net	(2,907)	(6,295)	(2,926)	(7,897)
Increase in other assets (including short-term, long-term
and deferred charges)	(19,227)	(4,544)	(304)	(2,401)
Decrease (increase) in inventories	(3,695)	(362)	(2,709)	509
Increase (decrease) in trade payables	3,154	(3,700)	3,578	(3,792)
Increase (decrease) in accrued expenses	(564)	(900)	458	(274)
Increase (decrease) in advances from customer, held
by trustees, net	1,609	2,025	2,613	(2,507)
Increase (decrease) in other accounts payable and other long term liabilities	(10,379)	1,654	(8,817)	1,928
Net cash provided by (used in) operating activities	(5,351)	9,518	3,007	1,238

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(6,104)	(5,456)	(2,212)	(1,731)
Proceeds from sale of an investment accounted for at cost	-	24,314	-	24,314
Investment in bank deposits	-	(30,693)	-	-
Proceeds from bank deposits	-	39,877	-	-
Purchase of available-for-sale marketable securities	-	(4,804)	-	-
Loans to employees, net	(7)	4	4	3
Investment in restricted cash held by trustees	(6,320)	(12,346)	(6,320)	(1,236)
Proceeds from restricted cash held by trustees	4,447	10,710	3,431	4,155
Investment in restricted cash (including long-term)	(14,731)	(463)	(2,589)	(42)
Proceeds from restricted cash (including long-term)	16,969	1,334	2,878	2
Proceeds from working capital adjustment to subsidiary purchase price	1,465	-	-	-
Acquisitions of subsidiaries, net of cash acquired	(1,867)	(26,317)	-	(26,317)
Purchase of intangible asset	(26)	(2,500)	(5)	(2,500)
Net cash used in investing activities	(6,174)	(6,340)	(4,813)	(3,352)

Cash flows from financing activities:
Repayment of convertible notes	(394)	(839)	-	(419)
Issuance of restricted stock units and exercise of stock options	20	33	6	23
Short-term bank credit, net	642	227	917	227
Repayment of long-term loans	(1,047)	(4,281)	(195)	(4,115)
Net cash provided by (used in) financing activities	(779)	(4,860)	728	(4,284)

Effect of exchange rate changes on cash and cash equivalents	(439)	(18)	(541)	61

Decrease in cash and cash equivalents	(12,743)	(1,700)	(1,619)	(6,337)

Cash and cash equivalents at the beginning of the period	57,238	122,672	46,114	127,309

Cash and cash equivalents at the end of the period	44,495	120,972	44,495	120,972

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income (loss)	2,855	(2,031)	1,921	(678)
Add:
Non-cash stock-based compensation expenses	1,534	1,294	478	560
Costs related to acquisition transactions	256	1,230	-	759
Deprecation and amortization	18,051	9,939	5,682	3,721
EBITDA	22,696	10,432	8,081	4,362